Exhibit (12)
The McGraw-Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Sept. 30, 2005		Sept. 30, 2004
	Nine	Twelve	Nine
(in thousands)	Months	Months	Months
Earnings
Earnings from continuing operations before income tax expense	$1,042,584	$1,344,230	$867,259
Fixed charges	61,924	79,933	57,847

Total Earnings	$1,104,508	$1,424,163	$925,106

Fixed Charges (Note)
Interest expense	$15,880	$19,542	$11,979
Portion of rental payments deemed to be interest	46,044	60,391	45,868

Total Fixed Charges	$61,924	$79,933	$57,847

Ratio of Earnings to Fixed Charges	17.8x	17.8x	16.0x

(Note)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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